UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Innovo Group Inc.
(Name of Issuer) Common Stock, par value $0.10 per share
(Title of Class of Securities) 457954600

(CUSIP Number)

Barry S. Sternlicht
BSS-Joe's Investors, LLC
591 West Putnam Avenue
Greenwich, CT 06830
Telephone: (203) 422-7700

with a copy to:

Nazim Zilkha
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 19, 2006
(Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

         Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

         *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 457954600	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BSS-Joe's Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,417,174 (1)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 3,417,174 (1)
10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,417,174 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (2)

14	TYPE OF REPORTING PERSON
OO

(1) BSS also owns a warrant to purchase up to 1,025,152 shares of Common Stock, as adjusted, at an exercise price per share of $0.58, as adjusted (the "Warrant Shares").  Such Warrant Shares are exercisable at any time beginning on the 181st day following the initial issuance date of December 19, 2006 and thus are not beneficially owned, as defined in Rule 13d-3(a), by BSS.

(2)  Based upon 41,177,801 shares of Common Stock outstanding, which number was derived by adding 34,343,454 shares of Common Stock outstanding as of December 19, 2006, as represented by the Issuer in the Purchase Agreement, and 6,834,347 shares of Common Stock issued and sold on December 19, 2006, as represented by the Issuer in its Current Report on Form 8-K filed on December 26, 2006.

CUSIP NO.: 457954600	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry S. Sternlicht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,417,174 (1) (2)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 3,417,174 (1) (2)
10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,417,174 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (2)

14	TYPE OF REPORTING PERSON
IN

(1)  Beneficial ownership of the shares of common stock referred to herein is being reported solely because Mr. Sternlicht may be deemed to have beneficial ownership of such shares as a result of Mr. Sternlicht holding a majority of the membership interests of BSS.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sternlicht that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  In addition, Mr. Sternlicht expressly disclaims membership in a "group," as defined in Section 13(d) of the Act.

(2) BSS also owns a warrant to purchase up to 1,025,152 shares of Common Stock, as adjusted, at an exercise price per share of $0.58, as adjusted (the "Warrant Shares").  Such Warrant Shares are exercisable at any time beginning on the 181st day following the initial issuance date of December 19, 2006 and thus are not beneficially owned, as defined in Rule 13d-3(a), by BSS.

(3)  Based upon 41,177,801 shares of Common Stock outstanding, which number was derived by adding 34,343,454 shares of Common Stock outstanding as of December 19, 2006, as represented by the Issuer in the Purchase Agreement, and 6,834,347 shares of Common Stock issued and sold on December 19, 2006, as represented by the Issuer in its Current Report on Form 8-K filed on December 26, 2006.

Item 1.  Security and Issuer

                This Statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.10 per share (the "Common Stock"), of Innovo Group Inc. (the "Issuer"), which has its principal executive office at 5901 South Eastern Avenue, Commerce, CA 90040.

Item 2.  Identity and Background

                This statement is being filed jointly, pursuant to Rule 13d-1(k)(1) under the Act, as separate persons and not as members of a group, by BSS-Joe's Investors, LLC ("BSS"), a limited liability company formed under the laws of the state of Delaware and Barry S. Sternlicht ("Mr. Sternlicht," and together with BSS, the "Reporting Persons").

                Mr. Sternlicht holds the majority of the membership interests of BSS.  Mr. Sternlicht's principal occupation is private investor and he is a United States citizen.  The principal business address of both BSS and Mr. Sternlicht is 591 West Putnam Avenue, Greenwich, CT 06830.

                During the last five (5) years, neither BSS nor Mr. Sternlicht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                During the last five (5) years, neither BSS nor Mr. Sternlicht has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                The securities of the Issuer beneficially owned by the Reporting Persons are Common Stock.  The source of funds for the acquisitions were funds of BSS.  On December 19, 2006, BSS and the Issuer entered into a definitive Securities Purchase Agreement, dated as of December 19, 2006 (the "Purchase Agreement"), pursuant to which BSS acquired 3,417,174 shares of Common Stock, par value $0.10, in an all-cash transaction for a purchase price of $0.53 per share, or an aggregate purchase price of $1,811,102.22 pursuant to the terms and conditions set forth in Annex I thereto and the warrant to purchase 1,025,152 of Innovo's Common Stock, par value $0.10 per share, in whole or in part, at an exercise price per share of $0.58 per share (the "Warrant Shares"), pursuant to the terms and conditions set forth in Annex II thereto.  The Warrant Shares are exercisable at any time beginning on the 181st day following the initial issuance date of December 19, 2006.  The Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions.

                A copy of the Purchase Agreement is filed as Exhibit 2 and is incorporated herein by reference.

Item 4.  Purpose of Transaction

                BSS considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business and may, from time to time, depending on its evaluation of the market for the Common Stock, the Issuer's business and financial condition and operating results and general market and industry conditions, decide to increase or decrease its holdings of the Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

                Neither BSS nor Mr. Sternlicht has any plans or proposals of the type set forth in clauses (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) and (b)  The information contained on the cover pages of this Statement is incorporated herein by reference.  As of the date hereof, BSS has (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,417,174 shares of Common Stock, which represents approximately 8.2% of the shares of Common Stock deemed issued and outstanding as of December 26, 2006, as represented by the Issuer in the Purchase Agreement and its Current Report on Form 8-K filed on December 26, 2006.

As a result of holding the majority of the membership interests of BSS, Mr. Sternlicht may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,417,174 shares of Common Stock, which represents approximately 8.2% of the shares of Common Stock deemed issued and outstanding as of December 26, 2006, as represented by the Issuer in the Purchase Agreement and its Current Report on Form 8-K filed on December 26, 2006.

         The Warrant Shares have not yet been purchased and can be purchased at any time beginning on the 181st day following the initial issuance date of December 19, 2006.

         (c)  Except as set forth or incorporated herein the Reporting Person has not effected any transaction in Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                None.

Item 7.  Material to Be Filed as Exhibits

1.	Agreement of Joint Filing, executed by the Reporting Persons pursuant to Rule 13d-1(k)(1),

2.	Securities Purchase Agreement, dated December 19, 2006, by and between Innovo Group Inc. and BSS-Joe's Investors, LLC (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated December 25, 2006 (filed December 26, 2006)).

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 29, 2006

BSS-Joe's Investors, LLC

/s/ Matthew D. Eby

Name: Matthew D. Eby
Title: Authorized Officer

Barry S. Sternlicht

/s/ Barry S. Sternlicht